

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2015 and 2014 and the supplemental schedule as of December 31, 2015 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 27, 2016

By: /s/ Ann Marie Odrobina

Ann Marie Odrobina
M&T Bank Corporation Employee
Benefit Plans Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-32044, 333-16077, 333-84384, 333-164015 and 333-189097) of M&T Bank Corporation of our report dated June 27, 2016 relating to the financial statements of M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Buffalo, New York
June 27, 2016

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator of the M&T Bank Corporation Retirement Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2015 and December 31, 2014, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2015) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2015) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Buffalo, New York

June 27, 2016

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2015	2014
Total investments, at fair value	$1,855,330,126	$1,860,774,175
Receivables:		
Participant contributions	1,386,135	1,003,105
Employer - matching contribution	1,319,460	1,139,979
Employer - Retirement Accumulation Account contribution	22,889,052	21,595,460
Notes receivable from participants	29,583,182	30,321,853
Total receivables	55,177,829	54,060,397
Accrued investment income	196,438	254,769
Due from broker	1,620	336,845
Assets available for benefits	$1,910,706,013	$1,915,426,186

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2015	2014
Additions to assets available for benefits		
Net investment income:		
Interest	$ 4,877,547	$ 4,575,663
Dividends	88,800,870	74,283,315
Net appreciation (depreciation) in value of investments	(92,875,465)	18,039,012
Total investment income	802,952	96,897,990
Contributions:		
Participants	77,353,153	71,960,923
Employer - matching	34,723,508	33,211,709
Employer - Retirement Accumulation Account	22,889,052	21,595,460
Total contributions	134,965,713	126,768,092
Total additions to assets available for benefits	135,768,665	223,666,082
Deductions from assets available for benefits		
Participant benefits paid	(140,488,838)	(129,485,506)
Net increase (decrease) in assets available for benefits	(4,720,173)	94,180,576
Assets available for benefits		
Beginning of year	1,915,426,186	1,821,245,610
End of year	$1,910,706,013	$ 1,915,426,186

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined 401(k)/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan also offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's compensation and length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have 401(k) employer matching contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age and making salary reduction contributions. Additionally, RAA participating employees are eligible for employer RAA contributions if they are at least age 21, are credited with 1,000 hours of service during the plan year and are employed by the Company on the last day of the calendar year, following completion of 12 months of continuous service.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%, subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b), but excludes any compensation derived from equity awards.

Generally, an individual participant's pre-tax contribution was limited to $18,000 and $17,500 in 2015 and 2014, respectively. Participants are not permitted to make after-tax contributions to the Plan.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6%, of compensation for the Plan year.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $6,000 and $5,500 for 2015 and 2014, respectively.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive an RAA contribution if they (1) satisfy the Plan's eligibility requirements; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Wilmington Trust Thrift Savings Plan ("Wilmington Trust Plan") for former plan participants. The Wilmington Trust Plan was merged into the Plan on September 15, 2011.

1. Description of plan, continued

Vesting, continued

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Employer matching contributions that were made under the Wilmington Trust Plan to its former participants became vested and nonforfeitable over a five-year vesting period. Effective September 15, 2011, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Wilmington Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Wilmington Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Forfeitures

Forfeitures represent (1) the RAAs of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA, and (2) employer matching contributions made to former participants of the Wilmington Trust Plan who have terminated employment and do not have a 100% non-forfeitable right to those contributions. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions). Employer contributions were reduced by $551,139 and $395,000 from the forfeiture account during 2015 and 2014, respectively. Unused balances of forfeited accounts were $14,479 and $133,279 at December 31, 2015 and 2014, respectively.

Investment programs

Participants may direct the investment of their plan balances in 1% increments in any of several investment alternatives, which include mutual funds, a collective trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

1. Description of plan, continued

Notes to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed. Loans are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Wilmington Trust Plan, which allowed loan terms greater than five years under certain circumstances. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the valuation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into an individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. The non-vested portion of a participant's RAA is forfeited upon termination.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution is made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of financial statements in conformity US GAAP requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments in common stock and mutual funds are reported at fair value. Investment in the collective trust is reported at Net Asset Value ("NAV"). Information on fair value measurements is provided in note 3.

Investment income of M&T common stock, the collective trust fund and each mutual fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administrative expenses

The Plan's expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. In addition, certain investment-related expenses are included in net appreciation (depreciation) of fair value of investments presented in the accompanying statement of changes in assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.

2. Summary of significant accounting policies, continued

Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2015 and 2014 totaling $5,573 and $2,326, respectively. These amounts qualify as party-in-interest transactions and have been included in the statement of changes in assets available for benefits in net appreciation (depreciation) in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

Recent accounting developments

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement Disclosures for Investments in Certain Entities that Calculate New Asset Value per Share(or Its Equivalent)" effective for fiscal years beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 removes the disclosure of investments using NAV per share, or its equivalent, as a practical expedient for fair value measurement in the fair value hierarchy. Management has elected to early adopt ASU 2015-07 and applied the guidance retrospectively to all periods presented. The adoption did not have a material impact on the financial statements of the plan.

In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health Welfare Benefit Plans (Topic 695): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date of Practical Expedient." Part I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5% or more of the assets available for benefits and the net appreciation or depreciation in the fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected to early adopt ASU 2015-12 and applied the guidance retrospectively to all periods presented. The adoption did not have a material impact on the financial statements of the plan.

3. Fair value measurements

US GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in US GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all-significant inputs are observable in the market.

3. Fair value measurements, continued

- Level 3 – Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based upon the lowest level classification of an input that is considered significant to the overall valuation. In general, the valuation techniques used attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following is a description of the valuation methodologies used for assets measured at fair value:

- Common stocks (including M&T Bank Corporation) are valued at the closing price reported on the active market on which the individual securities are traded.

- Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

- Collective Trust Fund investments measured at NAV, which comprise the Stable Value Fund, are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

The following tables present the Plan's investments at December 31, 2015 and 2014 measured at estimated fair value on a recurring basis:

		At December 31, 2015			
		Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$	330,609,791	–	–	330,609,791
Mutual funds		1,358,004,181	–	–	1,358,004,181
Total	$	1,688,613,972	–	–	1,688,613,972
Investments measured at NAV(a)					166,716,154
Investments at fair value					$ 1,855,330,126

3. Fair value measurements, continued

	At December 31, 2014			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 346,495,248	-	-	346,495,248
Mutual funds	1,347,471,085	-	-	1,347,471,085
Total	$ 1,693,966,333	-	-	1,693,966,333
Investments measured at NAV(a)				166,807,842
Investments at fair value				$ 1,860,774,175

(a) In accordance with Subtopic 820-10 of ASU 2015-07, the Stable Value Fund has not been classified in the Fair Value Hierarchy for the years ended December 31, 2015 and 2014. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of assets available for benefits.

There were no transfers between levels of the fair value hierarchy during 2015 or 2014. There were no Level 3 valuations during 2015 or 2014.

Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Stable Value Fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust no earlier than sixty (60) days after such notice is provided, in order to ensure that securities liquidations will be carried out in an orderly business manner. The Stable Value Fund had no unfunded commitments at December 31, 2015 or 2014.

4. Risks and uncertainties

The Plan invests in various investment securities, which include equity and bond funds, a collective trust fund, and the common stock of M&T. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of assets available for benefits and the Statement of changes in assets available for benefits.

The Plan has varying degrees of concentrations in investments, which exposes the plan to additional risk of those investments experiencing a material change in value.

5. Income taxes

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel are of the opinion that changes in the Plan have not affected the tax-exempt status of the Plan, and accordingly, no provision has been made for income taxes.

5. Income taxes, continued

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The tax years 2012-2015 remain subject to examination by federal and state authorities.

6. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,728,254 shares with a fair value of $330,609,791 and 2,758,281 shares with a fair value of $346,495,248 at December 31, 2015 and 2014, respectively. The plan received cash dividends of $7,522,331 and $7,637,856 on the common stock of M&T during 2015 and 2014, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe. T. Rowe serves as trustee and record-keeper. Wilmington Trust Investment Advisors, Inc. ("WTIA") provides advisory services for Plan investments in the Wilmington Funds, as well as providing recommendations related to the investment alternatives offered by the Plan. WTIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay WTIA any fees on behalf of the Plan during 2015 and 2014. Fees paid by M&T Bank to T. Rowe in 2015 and 2014 were not material.

The Plan allows participants to take loans from their accounts in the Plan. These notes receivable from participants qualify as party-in-interest transactions and totaled $29,583,182 and $30,321,853 at December 31, 2015 and 2014, respectively.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2015	2014
Assets available for benefits per the financial statements	$ 1,910,706,013	1,915,426,186
Adjust from contract value to fair value for fully benefit-responsive investment contracts	-	6,337,686
Assets available for benefits per the Form 5500	$ 1,910,706,013	1,921,763,872

8. Subsequent events

Effective April 1, 2016, the Plan was amended to provide credit for past service for former employees of Hudson City Savings Bank for eligibility and vesting purposes to clarify the Plan's eligibility rules and to establish special vesting rules for former participants in the Profit Incentive Bonus Plan of Hudson City Savings Bank (the "Hudson City Plan"). The amendment also allows a participant who has an outstanding loan from the Hudson City Plan to continue to repay the loan in accordance with the terms of the promissory note evidencing such loan. On April 1, 2016, the Hudson City Plan was merged with and into Plan, whereas all participants of the Hudson City Plan became participants and beneficiaries of the Plan, and their accounts were transferred to the Plan.

Habib, et al v. M&T Bank, M&T Bank Employee Benefits Committee, WTIA, WFMC, et al (U.S. District Court, W.D.N.Y): On May 11, 2016, one current and four former Plan participants commenced a putative class action naming M&T, M&T Bank, the Administrative Committee, WTIA, Wilmington Funds Management Corp., Wilmington Trust Corporation and various Administrative Committee members and directors as defendants (collectively, the "Defendants"). The complaint alleges that M&T, board members, officers, the Administrative Committee and individual fiduciaries violated ERISA's fiduciary duties rules by: giving preference to M&T/Wilmington-affiliated funds in the Plan, from which the Company earns fees; selecting other investment funds with high fees and expenses that reduced investment returns earned by participants; and retaining T. Rowe Price to administer the plan and offer T. Rowe Price funds in order to reduce M&T's costs of plan administration. Plaintiffs allege that the Plan had between 15,000 and 18,000 participants during the relevant period, which is May 11, 2010 to the present. Plaintiffs' seek unspecified damages, disgorgement of revenues received from the Plan, injunctive relief, interest and attorney fees. Matters similar to this case have been resolved through dismissal, summary judgment, settlement, or alterations to the Plan and/or its business practices. The Defendants will defend this matter.

The Plan is subject in the normal course of business to various pending and threatened legal proceedings and other matters in which claims for monetary damages are asserted. On an on-going basis management, after consultation with legal counsel, assesses the Plan's liabilities and contingencies in connection with such proceedings. The extent the pending or threatened litigation could result in exposure is not currently estimable. Although the Administrative Committee does not believe that the outcome of pending litigations will be material to the Plan's assets available for benefits, it cannot rule out the possibility that such outcomes will be material to the statement of changes in assets available for benefits for a particular reporting period in the future.

The Company has evaluated the impact of subsequent events on these financial statements through the date of financial statement issuance, and noted no other subsequent events requiring financial statement recognition or disclosure.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2015)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	2,728,254	$ 330,609,791
Common trust fund			
* Wilmington Funds	Stable Value Fund	9,574,345	166,716,154
Mutual fund investments			
Diamond Hill	Large Cap Fund	1,570,161	33,836,976
Harbor Capital Advisors, Inc.	International Institutional Fund	1,709,359	101,587,226
Metropolitan West	Total Return Bond I	4,784,948	50,756,329
Morgan Stanley	Institutional Growth Fund	631,329	25,594,063
Morgan Stanley	Institutional Small Company Growth Fund	1,854,175	25,531,987
Sterling Capital	Mid Cap Value Institutional	2,400,626	37,281,716
* T. Rowe Price Associates, Inc.	Balanced Fund	7,229,135	155,137,237
* T. Rowe Price Associates, Inc.	Equity Income Fund	1,717,065	48,867,676
* T. Rowe Price Associates, Inc.	Growth Stock Fund	2,179,551	116,954,699
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,237,952	20,896,629
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	4,499,799	88,601,038
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	4,690,631	102,302,670
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	4,318,557	97,513,021
* T. Rowe Price Associates, Inc.	Retirement Income Fund	616,817	8,779,824
* T. Rowe Price Associates, Inc.	Small-Cap Value Fund	1,908,496	69,316,576
The Vanguard Group, Inc.	Institutional Index Fund	1,043,117	194,676,893
The Vanguard Group, Inc.	Mid-Cap Index Fund Institutional Share	2,290,043	75,227,925
The Vanguard Group, Inc.	Small Cap Index Institutional	163,471	8,672,129
* Wilmington Funds	Broad Market Bond Fund	1,069,694	10,190,005
* Wilmington Funds	Multi-Manager Real Asset Fund	489,820	6,421,538
* Wilmington Funds	Strategic Allocation Aggressive Fund	483,072	5,386,249
* Wilmington Funds	Strategic Allocation Conservative Fund	1,950,159	20,145,145
* Wilmington Funds	Intermediate-Term Bond Fund	1,754,122	17,227,996
* Wilmington Funds	Multi-Manager International Fund	1,183,312	8,235,854
* Wilmington Funds	Short-Term Bond Fund	2,890,015	28,862,780
			1,358,004,181
Loans to participants			
* Loans to participants	4.25%-7.5%, fully secured by vested benefits, due 2016 through 2039		29,583,182
	Total assets held for investment purposes		$ 1,884,913,308

[1] See note 6 of notes to financial statements.

* Denotes party-in-interest.